Filed by Uniti Group Inc.

(Commission File No.: 001-36708)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Uniti Group Inc.

(Commission File No.: 001-36708)

On the evening of May 3, 2024, Uniti Group Inc. ("Uniti") published a replay of a call with investors on investor.uniti.com. A transcript of that call is below.

Event ID: 140318104811

Event Name: Uniti and Windstream Merger and Q1 2024 Uniti Group Earnings Conference Call

Event Date: 2024-05-03T12:30:00 UTC

P: Operator;

C: Drew Smith; Windstream; CFO & Treasurer

C: Bill DiTullio; Uniti Group Inc.; VP of Finance & IR

C: Kenneth A. Gunderman; Uniti Group Inc.; President, CEO & Director

C: Paul Bullington; Uniti Group Inc.; Senior VP, CFO & Treasurer

P: Anastazia Goshko; BofA Securities, Research Division; MD

P: Bora Lee-Marks; RBC Capital Markets, Research Division; Assistant VP

P: David William Barden; BofA Securities, Research Division; MD & Global Research US Telecom Services & Communications Infrastructure Senior Analyst

P: Frank Garrett Louthan; Raymond James & Associates, Inc., Research Division; MD of Equity Research

P: Gregory Bradford Williams; TD Cowen, Research Division; Director

P: Jeffrey Alan Harlib; Barclays Bank PLC, Research Division; MD

+++ presentation

Operator^ Good morning, and welcome to today's conference call to discuss the Uniti and Windstream Merger Announcement and Uniti's First Quarter 2024 Earnings Results. My name is Michelle, and I'll be your operator for today. Today's call is being recorded and a webcast will be available on the company's Investor Relations website investor.uniti.com beginning today and will remain available for 365 days.

(Operator Instructions). It is now my pleasure to introduce Bill DiTullio, Uniti's Vice President -- Vice President of Investor Relations and Treasury. Please begin.

Bill DiTullio^ Good morning, everyone, and thank you for joining today's conference call to discuss the merger between Uniti and Windstream as well as Uniti 's first quarter 2024 results. Speaking on the call today will be Kenny Gunderman, our CEO; and Paul Bullington, Uniti's CFO. Slide numbers referenced on today's call refer to the Uniti and Windstream merger investor presentation.

Before we get started, I would like to quickly cover our safe-harbor. Please note that today's remarks may contain forward-looking statements. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Uniti and Windstream, including future financial and operating results, statements related to the expected timing of the completion of the transaction and combined company plans and other statements that are not historical facts.

Any forward-looking statements contained in today's discussion and materials speak only as of the particular date or dates indicated in the materials. Uniti does not undertake any obligation to update or revise any of this information, whether as a result of new information, future events or otherwise. Numerous factors could cause actual results to differ materially from those described in the forward-looking statements.

For more information on those factors, please see the section titled “Forward-Looking Statements” in the presentation and the Risk Factors section of the proxy statement that we will file in due course with the SEC.

Please also note that Uniti and Windstream will file a Form S-4 registration statement with the SEC that includes a proxy statement and prospectus regarding the transaction. Investors are urged to read the proxy statement and prospectus, when it becomes available because it will contain important information about the transaction. In addition, Uniti and Windstream and their directors and officers may be deemed to be participating in the solicitation of proxies in favor of the transaction.

You may find information about Uniti directors and executive officers in the company's most recent proxy statement. You may obtain a copy of the merger proxy statement and prospectus, when it becomes available through the SEC website, Uniti's and Windstream's websites or by requesting a copy from either company's Investor Relations website. More information on how to request these documents is available in the investor presentation that accompanies this call.

With that, I would now like to turn the call over to Kenny.

Kenneth A. Gunderman^ Thanks, Bill. Good morning, everyone, and thank you for joining. We're excited to announce that we've signed a definitive agreement to combine Uniti and Windstream in what we believe will be a transformative transaction for both Uniti and the digital infrastructure industry.

On today's call, Paul and I will walk you through the details and strategic rationale for the transaction before turning to Q&A.

Starting on Slide 5 of the merger presentation. The combination of Uniti and Windstream will create a premier insurgent fiber provider in the United States, serving more than 1.1 million customers with a particularly strong presence in the Midwest and Southeast. There's no other company in our industry besides Uniti that will have the mission-critical fiber reach, especially in less competitive Tier 2 and 3 markets, positioning Uniti for growth well into the future.

With an enhanced balance sheet and free cash flow profile, we'll accelerate fiber-to-the-home deployments with the option to expand builds by up to 1 million additional households. Importantly, the combination will also remove several dis-synergies that exist in the current landlord-tenant structure while aligning the two companies' capital allocation objectives. Additional value creation opportunities will result from meaningful annual synergies and greatly enhanced strategic optionality.

Turning to Slide 6. Under the terms of the agreement, Uniti shareholders will receive approximately 62% of the outstanding common equity of the combined company. Windstream shareholders will receive $425 million of cash, $575 million of preferred equity and common shares representing approximately 38% of the outstanding common. Certain of Windstream's largest shareholders, including Elliott, which is also a current holder of Uniti's equity and debt, will be rolling substantially all of their investment value in Windstream into the combined company.

The implied valuation we're paying for Windstream using our nonaffected share price from February 16, the price prior to press reports on the rumor transaction results in an attractive 5.3x EBITDA multiple and 4.7 multiple on a synergy-adjusted basis. Upon closing, both companies' debt silos will initially remain in place, and the combined company will become a taxable C corporation. Though Uniti will no longer maintain corporate REIT status following the closing of the transaction, the REIT structure has served Uniti well historically. And as we've said before, it has many -- it has had many financial and strategic benefits.

For example, with this transaction, Uniti's REIT status has permitted us to structure this merger in a way that is intended to achieve a substantial tax basis step-up. Although we don't expect to maintain corporate REIT status upon closing and the combined company will not be taxed as a REIT, we may restructure certain of our subsidiaries to qualify as REITs, thus potentially providing additional tax savings, while preserving strategic optionality.

The combined company will retain the Uniti name with our corporate headquarters remaining in Little Rock. I'll continue as CEO of the combined organization, and Paul Bullington will continue in his role as CFO. We're also pleased that certain key members of Windstream's management team will remain with the combined company.

In fact, Drew Smith, Windstream's CFO, is with us today to participate in Q&A. Drew will also be participating with us in various upcoming investor conferences. The new combined company will be well supported by a deep bench of commercial and residential fiber expertise from both companies.

The five-person Uniti Board will remain in place and Elliott will have the right to select two new Board members. Two additional new board members will be jointly selected by Uniti and Elliott, resulting in a new nine-person board. Including the dividend we declared yesterday, we will have distributed dividends totaling $0.45 per share for the 2024 tax year, which is more than our current estimated minimum required distribution. As a result, and given that the new business will have substantial value-accretive internal uses for our capital, we'll be suspending our common dividend going forward. However, we will consider reinstating a common dividend in the future as appropriate.

Please turn to Slide 7. We believe that having an owned scaled fiber network has material competitive and financial advantages. This is particularly true, when you're a first mover into Tier 2 and 3 markets by building and operating fiber with a true insurgent go-to-market approach. We've proven this consistently with our predictable mid-single-digit growth in our Uniti Fiber and leasing businesses over the past few years.

By combining our fully owned 57,000 route mile Kinetic network with the Kinetic OpCo business targeting 4.3 million households, we're now expanding the successful strategy into fiber-to-the-home. Importantly, we expect that the combined company's current operating plan will be fully funded and that we will have the ability to expand the fiber-to-the-home build by up to 1 million additional households in our existing markets. Windstream's wholesale fiber business fits very strategically with Uniti Leasing and Uniti Fiber.

With a combined 217,000 fiber route mile network, the business will be a leader in both reach and technology, while offering unique routes that differentiate us from competitors. Our Southeastern focused Uniti Fiber business will also have a greater growth potential, given the more expansive coverage that the Windstream field resources will bring to bear.

I'll talk more later about the managed services business known as Windstream Enterprise. But while it is not core to our fiber infrastructure strategy, there are many value-accretive options that we intend to pursue with that business.

Turning to Slide 8. Before going deeper into the business, let's zoom out for a moment and talk about why Uniti is doubling down on fiber. We've been saying for some time that fiber is the mission-critical asset in communications infrastructure acting as the connective tissue for all current and future broadband delivery. There are currently more use cases for fiber than ever before, driving bandwidth usage exponentially higher. Today and in the future, fiber-to-the-home will be one of the most robust use cases, and this transaction will make Uniti a direct and material player in this space.

The digital transformation era over the last several years was the first time high-bandwidth-consuming applications and uses were available on a broad scale to both consumers and businesses. Said differently, millions of users were finally armed with connections that could deliver 1-gig speeds, driving enormous amounts of traffic onto fiber networks.

Importantly, the digital transformation era was also the first time that broadband was truly revealed to be a mission-critical asset. During the pandemic, had it not been for things like remote work, telemedicine, and the ability to stay virtually connected socially, our society simply would not have functioned. Looking ahead to the next few years, as we now enter the generative AI era, all of these trends will be compounded with the advent of things like autonomous vehicles, robotics, the metaverse and many others.

Slide 9 showcases the reach of our insurgent fiber network extending into unique and highly defensible areas, a strategic advantage that positions Uniti to meet the surging demand for high-speed broadband, including connected buildings, fiber-to-the-tower and small cell connections, connected POPs and data centers and the 4.3 million total homes within Kinetic's current footprint, Uniti will have the potential to reach over 5 million connected on-ramps each driving increasing amounts of bandwidth onto our owned wholesale network.

Despite these millions of connections, we're agnostic as to which use cases are ultimately the winners because as a national wholesale provider, we benefit even if we don't own the last mile connection.

Turning to Slide 10. For those of you who aren't as familiar with Kinetic, I'd like to explain why there's such a unique fiber-to-the-home platform that we're excited to own outright, so our shareholders can benefit from the tremendous upside potential. First, fiber-to-home is indisputably a superior product from a latency and reliability perspective and will be for our lifetimes and beyond. Secondly, we believe, after having reviewed many fiber-to-the-home business models over the years, including overbuilders, open-access and others, incumbent providers have a big advantage when providing fiber to the home.

Specifically, Incumbents have an embedded network benefiting from years of investment that allows for a faster fiber deployment at lower costs. And ironically, incumbents are now share takers with fiber-to-the-home after many years of playing defense against wireless and cable. The key to an incumbent success going forward is shedding old brands and the utility mentality and replacing that with a true insurgent go-to-market approach with a focus on quality and customer service—both of which are core to Uniti's success and the current share taker in Enterprise and Wholesale and Kinetic in residential.

Thirdly, Kinetic's footprint is diverse and spread across 18 states with over 50% of those households located in the Southeast. We believe the Southeast is a terrific place to invest from a competitive and demographic point of view as evidenced by our success at Uniti Fiber. Just as importantly, 75% of Kinetic's footprint has 20,000 or fewer households, reinforcing another core tenant of Uniti's focus on Tier 2 and 3 markets.

Next, Kinetic is also building fiber passings at what we believe to be an industry-leading cost of approximately $650 per passing. It's important to dwell on this for a moment. Prior to starting its fiber-to-the-home expansion with Uniti's GCI program in 2019, Kinetic invested close to $500 million building fiber to the DSLAM. This investment not only provided Kinetic the ability to provide a highly competitive DSL product with 100-meg speeds to over 40% of households. It has also given Kinetic a head start or a jumping off point to build distribution fiber and drops as part of the final fiber-to-the-home build.

This investment not only highlights the cost and time to deploy benefits at Kinetic, but is also a good reminder of another strategic advantage of bringing together the two companies. Uniti will not only own the fiber-to-the-home connection, but also the middle mile and ultimately the backhaul network. Having a fully-owned and operated network will not only provide superior customer service, but will also help us competitively. As we've highlighted in the past few quarters, some of our largest wholesale customers recently have been fiber-to-the-home providers spending substantial dollars procuring backhaul.

Kinetic will be able to avoid substantial backhaul costs, which we believe equate to roughly 20% of the total cost of building fiber-to-the-home for others. Owning the backhaul network will also be a tool to disincentivize overbuilders from entering our markets, as in many cases, our backhaul market is the only one available.

This helps segue into the final point to highlight on Kinetic. Only 15% of the footprint today has a true overbuilder, and that has held relatively constant for the last 5 years. We certainly don't expect this number to grow in the future, given we're increasing our presence in offensive posture on a combined basis. If you pick the right markets, build fiber first, you can enjoy the benefits of favorable competitive dynamics for many years to come.

Moving to Slide 11. You can see the numbers behind why Kinetic's fiber-to-the-home business has such significant upside potential. Kinetic has been demonstrating strong success in the past few years. Initial penetration levels on early cohorts have consistently averaged between 15% and 18% in the first year increasing to above 25% on average by the second year. Recent cohorts have been demonstrating initial penetration rates of up to almost 30% as Kinetic has really ramped up a more customer-focused, digitally enhanced local go-to-market strategy.

As I said earlier, and as Kinetic is beginning to demonstrate, an insurgent mentality really matters and can move the needle on penetration and churn. The predictable results from initial market builds and subsequent penetration levels are right in line with Uniti's anchor lease-up economics and another reason why we're excited to be entering this space. Kinetic is currently targeting building fiber to 1.9 million homes by 2027, which would result in over 40% of the footprint being overbuilt with fiber.

Given the very rural nature of this footprint, achieving over 40% coverage with a disciplined and profitable model in Kinetic will be a significant achievement.

With that said, we believe, on a combined basis, Uniti and Kinetic can expand this build by up to 1 million additional households achieving fiber coverage of over 60%. There are a number of reasons for this, but it's primarily driven by having true owners' economics, especially being on the precipice of the BEAD program launching. Over the next 12 months, we'll spend more time refining the new build plan, and we'll report more on that as closing approaches.

Slide 12 highlights that another exciting aspect of this transaction is combining our Uniti Leasing business with Windstream's wholesale business. The backhaul network I mentioned earlier that will be important to Kinetic’s success has terrific shared infrastructure potential. There's an excellent growth opportunity in national wholesale, fueled by the use cases I referenced earlier, including and especially generative AI.

Today, Uniti sells mostly dark fiber, and we're beginning to light more and more intercity routes to become a player in the growing waves market. Windstream wholesale is already a meaningful share taker in the waves market and has a national network that is highly complementary to Uniti's existing network. Thus, on a combined basis, this transaction accelerates our national wholesale strategy by approximately 4 years, and it also enhances our relationships with the increasingly important hyperscalers.

Uniti's consolidated bookings during the first quarter were $0.6 million of MRR. However, not included in our bookings number is the dark fiber lease revenue from two large deals that closed in the first quarter with one of our hyperscaler customers. These deals represent approximately $20 million in total contract value and will greatly expand our network in one of our key metro markets in the Southeast, providing Uniti with substantial network -- substantial new network assets it can lease up to other customers.

These 20-year contracts include approximately $16 million of upfront lease revenue that, under GAAP accounting rules, will be recognized upfront at the time of delivery, which is likely late 2025, early 2026. As a result, there were substantial new sales in the quarter that are not reflected in our bookings number. Going forward, we plan to specifically call out deals of this nature that largely get excluded from our traditional bookings metric, as the hyperscalers in particular often desire to structure their transactions in this fashion for their internal purposes. To be clear, the underlying attractive shared infrastructure economics to Uniti are no different than a traditional booking.

As I foreshadowed on our last earnings call, we've seen multiple sizable new contract wins from hyperscalers, including the one I just covered. Some of those wins have continued into the second quarter. As a result, consolidated bookings for April are shaping up to be one of the largest months on record for Uniti, with close to $500,000 of MRR expected in April alone.

Going forward, the combined company will have many distinct Tier 2 and 3 intercity routes, which we think will be particularly appealing to the hyperscalers. This consistent strategy of building and lighting fiber on Tier 2 -- Tier 2 and 3 routes and in Tier 2 and 3 markets across wholesale, enterprise and now residential positions Uniti as a share taker for years to come.

With that, I'll now turn the call over to Paul.

Paul Bullington^ Thank you, Kenny. I'll start with some commentary on Uniti's go-forward business post combination and then briefly review Uniti's updated 2024 guidance.

Turning to Slide 14. This combination is attractive for a number of reasons, most notably because it creates a true fiber powerhouse with unmatched fiber assets that are poised to deliver long-term returns and unlock significant value for shareholders. Upon closing this transaction, we will retain the Uniti name and expect to report our business segments as Kinetic, fiber infrastructure and managed services.

Our fiber-to-the-home platform will continue to be branded as Kinetic. Fiber infrastructure will include our current Uniti Fiber and Uniti Leasing segments, along with the Windstream Wholesale segment, all of which are highly complementary and will combine to create a premier fiber infrastructure company with both national and deep regional capabilities as well as a fiber network that is predominantly wholly-owned and operated.

In fact, over 95% of Kinetic and fiber infrastructure-generated revenue will be on owned network and almost 40% of combined revenue will be derived from highly predictable fiber-to-the-home and wholesale customers. Importantly, only a small fraction of our combined revenue will be legacy in nature.

While the recombination of the Kinetic business will garner more attention, the reunification of the Windstream wholesale business with Uniti's national fiber network will be powerful in and of itself, eliminating a number of operational and strategic inefficiencies and creating a predominantly on-net national fiber infrastructure company, particularly when combined with the Uniti Fiber deep regional fiber business.

Turning to Slide 15. The combination will also serve to strengthen our balance sheet. For starters, it will remove the overhang and uncertainty of the master lease renewals surrounding both companies. At closing, the current capital structures from each company will initially remain intact and will be siloed under one new corporate umbrella. This structure will allow us to preserve the current capital stack of both companies, much of which is fixed at attractive rates with distant maturities and greatly simplifies the path to a combination.

As Kenny mentioned, Windstream shareholders will be receiving $425 million of cash at closing. Uniti expects to fund that cash consideration from operations, revolver borrowings and our future capital market transactions between sign and close. To that end, Uniti has entered into a bridge funding commitment with certain banks in the amount of $300 million. Beyond this $300 million commitment, Uniti may look to further access the capital markets prior to closing on an opportunistic basis to further strengthen our position.

For instance, our recently announced ABS financing plan may provide the opportunity to expand beyond the current $350 million ABS loan commitment. Net leverage for the combined company as of prior year-end was 4.8x, including the incremental $425 million of cash consideration at closing. Although leverage may tick up above this level as we complete the bulk of our fiber-to-the-home build, we expect that our long-term leverage target will be between 4 and 4.5x.

Once the current Kinetic fiber-to-the-home investment plan winds down by around 2027, we expect the positive free cash flow profile of the combined business will be conducive to the goal of reducing total leverage.

Slide 16 provides an overview of the synergy opportunity, which will further enhance cash flows and returns to shareholders. OpEx synergies are expected to ramp to up to $100 million annually within the first 3 years. Most of these synergies will come from corporate functions, IT software and systems and from off-net expense reduction in the fiber infrastructure business.

In addition, we are expecting annual CapEx synergies of $20 million to $30 million per year. We believe this combination will also allow us to realize significant incremental upside from things like enhanced sales, the acceleration of Uniti Fiber's metro growth opportunity and cost of capital improvements. While we believe in our ability to realize these incremental benefits, we have not included them in our accretion calculations.

Turning now to Uniti's updated 2024 outlook. We are revising our guidance for business unit level revisions and the impact of transaction-related and other costs incurred to date. Our outlook excludes the impact from the expected merger with Windstream, future acquisitions, capital market transactions and future transaction-related and other costs not specifically mentioned herein. Actual results could differ materially from these forward-looking statements.

Our 2024 outlook for consolidated revenue and adjusted EBITDA remains unchanged. However, we are slightly increasing our Uniti Leasing revenue and EBITDA to reflect higher-than-expected lease-up activity primarily driven by the increased hyperscale activity we have been seeing, while slightly lowering our Uniti Fiber revenue and adjusted EBITDA estimate due to the timing of enterprise sales. We are also slightly lowering our AFFO estimate for the full year 2024, primarily due to higher interest expense.

At Uniti Leasing, we still expect to deploy $260 million of success-based CapEx at the midpoint of our guidance, of which $230 million relates to Windstream GCI investments that will predominantly be weighted in the first half of 2024 versus the second half. Net success-based CapEx for Uniti Fiber this year is still expected to be $105 million at the midpoint of our guidance, an 11% decrease from levels in 2023, and represents a capital intensity of 36%, down from 40% in 2023.

We expect full year AFFO to range between $1.36 and $1.43 per diluted common share, with a midpoint of $1.40 per diluted share. We expect our weighted average diluted common shares outstanding for the full year 2024 to be around 285 million shares. As a reminder, guidance ranges for key components of our outlook are included in the appendix to our earnings presentation.

At quarter end, we had approximately $470 million of combined unrestricted cash and cash equivalents and undrawn revolver capacity. Our leverage ratio at quarter end was 6.07x based on net debt to first quarter 2024 annualized adjusted EBITDA excluding the debt and adjusted EBITDA impact from the ABS loan facility.

On May 2, our Board declared a dividend of $0.15 per share to stockholders of record on June 14, payable June 28. With that, I'll now turn the call back over to Kenny.

Kenneth A. Gunderman^ Thanks, Paul. Slide 17 highlights the exciting strategic options this combination unlocks. As I've already discussed, Uniti will prioritize expanding the fiber-to-the-home build and continue investing in our Uniti Fiber and leasing businesses as we have historically. We will also be very focused in the near term on executing on an integration plan and realizing our synergy goals.

In addition, owners' economics are vitally important in the fiber business, and excluding the Managed Services business, over 90% of Uniti will be on owned infrastructure, driving greater efficiencies that are not fully reflected in the synergy numbers. We also believe that there are opportunities to expand the ABS program using Kinetic assets, and we expect that to be an even more significant value-accretive tool to fund our business.

Lastly, M&A has always been an important tool for Uniti to realize shareholder value, and we fully expect to be active in the future. Given the more simplified structure going forward, we believe the options available for the combined company will be substantially greater than in the past in a number of respects, including possible divestitures of non-core assets and separation of the businesses.

With that, let me end by reiterating our excitement about this fantastic combination and the future prospects for Uniti. This combination will create a premier insurgent fiber provider in the U.S. with a scaled platform for growth and a differentiated position in Tier 2 and 3 markets. Our enhanced balance sheet and cash flow generation will support growth, increasing our ability to expand fiber-to-the-home build-outs.

Looking ahead, the combination will also deliver additional value-accretive opportunities through meaningful synergies and M&A optionality. With that, we'd be happy to take your questions.

+++ q-and-a

Operator^ (Operator Instructions) The first question comes from David Barden with Bank of America.

David William Barden^ Congrats on the transaction, Kenny and Drew. I guess the first thing I have to say would be that, rumor has it, Windstream reported results yesterday, they were apparently good. But people like me don't know that because we don't have access to those financials. And what's going to be happening this morning is that there's a universe of people that know what Windstream reported yesterday that will be trading Uniti stock today, and there's a universe of people that don't know what reported yesterday that are going to be on the other side of those trades.

So I guess the first thing would be, I think it's important that if this is going to go ahead, we need to have full access to those financials immediately and not kind of the additive versions that we get a few weeks after Windstream reports. Is that something you guys can deliver?

Kenneth A. Gunderman^ David, good morning, yes, we're planning to be more transparent and provide more information than we have on a go-forward basis. We certainly recognize the importance of that. It's always been important, but it's more important now. And in fact, that's one of the reasons why we have Drew here with us this morning to reinforce that point.

And so -- and we'll be together in investor conferences on a go-forward basis. So we fully expect to be able to give investors the information that they want. Some will want more than others, and we'll adjust along the way, but that's absolutely our intention.

David William Barden^ Okay. Great. Kenny, so Jen, just -- my next question was just a lot of the conversation about what the pro forma deal leverage is going to be at 4.8x. That seems to include the $425 million of new issuance, but it doesn't include the $575 million of the preferreds, but it does include the $100 million of the synergies, but those aren't going to show up until a year after the close, which is a year from now.

So what would the leverage be for a person investing in Uniti today on a pro forma basis, if we included the equity raise, the preferreds, but excluded the $100 million in synergies? What would that look like right now?

Paul Bullington^ Yes, Dave, this is Paul. I'll take that. I mean, the numbers that we have put out -- like you said, do reflect 2023 pro forma leverage of 4.8x. And that does take into full effect, the $425 million of cash required at closing. So I think you said that accurately. I mean, we do expect leverage to tick up. The preferred instrument we expect to have equity treatment. So it won't be included in our leverage calculations going forward. So we haven't included that in any of our pro forma numbers. But we would expect leverage to tick up above that 4.8x a bit as we complete the fiber-to-the-home build through 2027.

But beyond that fiber build cash flow becomes positive and highly accretive over time. And we think that's very conducive to managing down to a target leverage that's between 4 and 4.5x, which we think is more appropriate level to manage the business on a longer-term basis.

David William Barden^ Got it. And so -- and then -- sorry, just a quick clarification. So in order for those preferred instruments to be non-debt they would be kind of convertible preferred instruments with a less than 3-year maturity. Is that fair, Paul?

Paul Bullington^ Well, they are convertible at -- well, they're redeemable at any time by the issuer in cash or in stock. So that's a key component of those. And then there's a put option that holders of those notes will have beyond a certain time out into the future beyond a 10-year time frame. So -- and those would also be in stock or in cash at Uniti's discretion.

So those are certainly key components of the equity treatment. We expect equity treatment. I think -- we still have to run that through its paces, but we expect it to receive equity treatment going forward.

Operator^ The next question comes from Greg Williams with Cowen.

Gregory Bradford Williams^ Great. Congrats on the deal. There's been talk of this merger for the past 1.5 years. I'm just wondering what's changed to get the deal done now and move forward? And then the second question is Kenny, you mentioned a couple of times that you could restructure certain portions of the deal. You become a C Corp now.

So is there an idea that you could spin off the long-haul and enterprise fiber business and make that a REIT. I'm thinking assuming Crown sells for a solid multiple in their fiber business gets you a good value marker, you'd spin that up. Or with the synergy between fiber-to-the-home and enterprise fiber be too good for such a spin-off?

Kenneth A. Gunderman^ Greg, thanks for your comments and questions. Yes, to your first question about why now, I think, look, we -- we've been in almost perpetual strategic evaluation mode since 2020. But for a large portion of that time, I would say Uniti was mostly reactive to ideas and concepts and transactions, primarily because we were really focused on liquidity in the balance sheet, and we were pretty transparent about that to the market. But starting around midyear last year, when we got a lot of our financing work behind us and we cleared the runway and had a multiyear period with no maturities and ample liquidity, we really pivoted to being much more proactive on M&A. And I think we messaged that pretty transparently at the time, frankly, and we concluded that this is the deal we wanted to do. We've looked at a lot of options. We've thought for some time that the industrial logic of combining our fiber business with Windstream Wholesale is very, very sound. I mean, that's just an acceleration of our often stated wholesale strategy. So it's a great fit. And we also concluded that if we could find a good reasonable entry point from a valuation point of view to recombine the Kinetic OpCo and Propco that, that would be a terrific way to give our shareholders the upside potential in that combination.

We've been -- we've looked at many options where others tried to affect that combination. But ultimately, from our perspective, the industrial logic of recombining those two is very sound as well. We've also messaged that. And we just concluded that trying to capture that upside potential on behalf of our shareholders was the right thing to do. And the fact that we're all here today talking about this suggests that Windstream shareholders agree. So whenever we initiated conversations in the second half of last year, we obviously were able to get good traction and buy-in, alignment of interest and here we are today.

With respect to your second question around the REIT status, I think you're onto the right theme, Greg. So yes, we're de-REITing at the corporate structure. Ironically, I think that's going to save us more taxes than if we try to preserve the REIT status at the corporate structure because we're getting the step up, and there's also probably going to be some other corporate tax savings.

So we're going to be largely eliminating corporate taxes on a go-forward basis without the corporate REIT structure. But there's also some benefits to preserving the REIT status at some of the subsidiary levels if we can, and we think we can, but there's still work to be done there.

And one of those benefits is the strategic optionality. When we've talked about the REIT status historically, we've talked about the benefits of tax savings and other things, but we also talked about the strategic benefits of that REIT status as a fiber company in particular, because it's hard to get REIT status and particularly hard for fiber companies. So if you fast forward to a world where it did make sense to potentially separate the businesses, that is something that we would want to have as an option.

And look, Greg, I think there is -- there are a lot of synergies on combining the wholesale middle mile transport network with Kinetic for the reasons we talked about, and I think those are very tangible reasons from both a financial point of view and a competitive point of view. But at the same time, I think one of the real benefits of this transaction is the strategic optionality that the combined company has versus the two companies on a separate basis. And so opportunities to explore M&A is definitely something that we're going to look at.

Operator^ The next question comes from Frank Louthan with Raymond James.

Frank Garrett Louthan^ Thank you, and congratulations on the deal. Two quick clarifications and a question. For the additional 1 million homes, the target to have that done is also by 2027. I just want to verify. And then when you said the ABS structure can include some other thing. I would assume that that was done with the attention to the throw-in maybe Kinetic subs. That would be the clarifications. And then as you look at the competitive nature of the Kinetic market, can you give us an idea of kind of what the cable overlap is, refresh us on that, a little rusty on Windstream and what percentage of their subs are ACP customers?

Kenneth A. Gunderman^ Okay. Frank, good morning. I'll start on the Kinetic questions, and then I'm going to ask Drew to comment as well, and then I'll ask Paul to comment on the ABS question. Yes, on the expanded build, we're currently thinking about that build probably going beyond 2027 in the base case because -- and Drew will comment on this, but part of the expanded build includes the BEAD program and how that factors in. Having said that, and the cash flow from the business largely funds that build in the outer years. Having said that, as I mentioned in my prepared remarks, I think over the next 6, 9, 12 months, we're going to refine the timing, the cadence of that build.

Because I think one of the synergies here that we referenced in our opening remarks is having the owner's economics for the business across the entire Kinetic footprint is a big deal. Windstream has been candid historically about not having a lot of initiative or motivation to spend in the Uniti-owned Kinetic markets beyond the GCI program.

And now that this incentive goes away. And so on a combined basis, we've got an opportunity to look across that entire footprint and really maybe reshuffle the deck on priorities for builds, and it's really terrific that, that opportunity is coming on the precipice of the BEAD program. So I'll ask Drew to comment on that and also the competitive nature of the footprint, and then we'll go to your ABS question.

Drew Smith^ Yes. Thank you, Kenny. Good morning, Frank. Yes, on the build, we definitely see the long-term opportunity to expand to build. But to touch on the current. So today, we cover around 1.5 million households in our footprint so that's about 35% coverage with fiber today. We've been growing that really over the last 5 years, really with the GCI program enabling a lot of that.

Over the next couple of years, we'll be focused on completing our RDOF and public-private partnership builds, which is around $300,000, and ultimately, that will get us to around 1.9 million households around that 2027 time frame. But as Kenny mentioned, as we work with the team here, we'll be evaluating how we can expand that with the ownership economics that this transaction provides us.

A little bit deeper on the Kinetic market overlap when you think about competition. At the highest level, I would say we overlap with Charter in about 40% of our households. And then with Comcast and about 15% to 20% and then around several regional cable companies of about another 20%. And then about the final 20% really have no wireline overlap, and we'd be competing against predominantly a fixed wireless play.

And then lastly, your question on ACP. So today, Kinetic serves around 100,000 ACP customers. And we definitely have been watching the policy decisions there and expect that the funding for ACP to go away in mid-May. From a strategy perspective, we plan to provide our customers a credit to retain them. We think that's the best solution for us. We looked at a lot of different variables of what we could do with our customer base, but we felt like retaining them and providing a credit for a period of time was the right solution to retain that 100,000 customer base.

Paul Bullington^ Frank, I'll -- this is Paul. I'll jump in and tackle the ABS portion of your question. So as you know, ABS is a financing market that Uniti is excited about. We've just recently introduced it into our capital structure, and we think there are a lot of benefits to continuing to do that and potentially expanding that going forward, just the cost of capital from ABS, the leverage sort of arbitrage there, I think, is something that we think is definitely accretive to our capital structure going forward.

The ABS that we're -- that we've launched is focused on the Uniti Fiber assets, which we believe the market will be very receptive to when we get to a more fuller ABS takeout of the current bridge structure that we're in today. Thinking about ABS and Windstream and Drew certainly invite you to comment if you have some thoughts on this as well. I think the market has definitely shown that it is receptive to securitizing fiber-to-the-home markets going forward as well. So I think that's definitely a possibility and something that we're going to look to explore more deeply.

Certainly, in the current structure of the two companies, ABS is difficult on the Kinetic assets, just the separation of the operations from the ownership of the asset just doesn't lend itself very well to securitization. But in recombining those assets, we think it would lend self extremely well to securitization over time. They would need to be markets that are fiberized and that have some level of cash flow maturity in terms of their development. But Windstream's Kinetics fiber-to-the-home build plan is well underway, and they've already achieved fiber coverage in a number of their markets.

So I think there will be ample opportunity to look at that going forward. It would probably -- I would think probably be a separate program than the Uniti Fiber program, just given the different types of assets and geographic regions. But certainly, our Uniti getting its feet wet a bit in the ABS market and learning that and introducing ourselves to creditors in the markets should definitely help our ability to expand that further on the combined business.

Operator^ The next question comes from Ana Goshko with Bank of America.

Anastazia Goshko^ Just a few more clarifying questions on the debt structure. So first of all, on the $300 million bridge loan, what is that -- it's a bridge to what? Where would you expect to raise the new funding? Would it begin to be at a more consolidated level?

Paul Bullington^ Yes. Ana, this is Paul. Thanks for the question. The bridge commitment that we have, the $300 million bridge commitment that we're announcing as a part of this deal, is really a bridge to an additional securities offering in the market. So likely a high-yield securities offering, that could be an add-on to an existing issuance or could be a new stand-alone issuance as well, but it's really a bridge to that type of security, and that would -- that would likely be our intention in terms of taking out that bridge.

Anastazia Goshko^ Okay. But the question was, would it be one of the silos? Or would it be at the consolidated level?

Paul Bullington^ Yes. It would be within the Uniti -- existing Uniti silo today. So our intention would be to keep the silos separate and independent and for debt at closing to live in one of those two silos and to keep those silos intact. So any new securities offering we did in conjunction with that bridge would be under the existing Uniti silo.

Anastazia Goshko^ Okay. And then so is the kind of master plan on the evolution of the structure would be that over time, the Uniti silo would be the one that survives. And over time, you would sort of unwind the Windstream silo?

Paul Bullington^ I think that's a distinct possibility. And I think there are a number of ways that we could manage the capital structure in the silos going forward. Keeping the silos in place is the right structure to combine the company at closing. It preserves existing debt, a lot of which, as I mentioned before, is fixed at attractive rates with distant maturities. I mean, we definitely view debt with coupons at 4.75%, 6%, 6.5% with maturities in 28, 29, 30 as assets of the company.

But managing two silos is going to be complex. And so our philosophy is going to be to look opportunistically at simplifying and collapsing those silos as soon as it—as soon as it's prudent to do so. But we've got time. We don't have to be in a hurry. And so we can afford to be opportunistic in doing that. So I'd say that we're going to do what makes economic sense and what preserves or enhances the quality of the credit.

And so I think we'll have ample opportunity to do that. And there's a few ways we could accomplish that, and we're going to continue to evaluate that, and be opportunistic about how we manage those going forward. But our intention would be to look to collapse those silos as it's prudent to do so.

Anastazia Goshko^ Okay. And then initially, in order to preserve the two silos, is the master lease going to remain in place because I think that's a key component of what supports the community credit silo right now?

Paul Bullington^ Yes. So the master lease will be an important part of preserving those silos and will stay in place. I don't know, Kenny, if you want to comment on that any more than that?

Kenneth A. Gunderman^ No, no, that's right, Ana. It will stay in place, and there will be an arm's length relationship between the two silos. And we're perfectly set up between the two companies to continue managing those responsibly. But as Paul said, we certainly want to get to more simplified debt structure as soon as we can.

And I don't think you mentioned it, Paul, but when you look at the maturities of the debt Windstream, the majority of -- a large portion of Windstream's debt is coming due sooner than ours in 2027 and then I think even the bond that matures later and Drew, you can comment on this, is callable in 2026, 2027.

Drew Smith^ That's right. Ana, when you look at the Windstream debt stack, we've got our term loans coming due in 2027, as Kenny noted. And then the bond comes due in 2028 would be -- but would be callable if something opportunistic would occur.

Anastazia Goshko^ Okay. Great. And then final question, if I may. So just on the terms of the PIK. What is the rate on that? And is it -- not PIK, I'm sorry, preferred. And is that going to be paid in kind? Or is that going to be a cash pay instrument?

Paul Bullington^ Yes. Ana. This is Paul. I'll take that again. The PIK -- the initial rate on that is 11%. It does step up -- start to step up in the out years that is capped at 16% over time. We have the option to pay in cash or in kind. And I think we're going to manage that prudently as we go forward. I don't want to sort of lock us into any one particular position. But with regard to how we're going to settle that over time, but we have the option to do either.

Operator^ The next question comes from Bora Lee with RBC Capital Markets.

Bora Lee-Marks^ So FTTH was discussed a fair bit on the call for the combined company. How are you thinking about the relative CapEx emphasis on that versus wholesale on a go-forward basis?

Kenneth A. Gunderman^ I think the capital spend at our fiber business combined with Windstream Wholesale will be consistent with what we've been spending historically. So we're not planning to reduce any of the spend. We're planning to continue investing heavily in that business. But with that said, we do expect capital intensity to continue coming down. And I think that's primarily a reflection of the continued focus on lease-up and our view that particularly on a combined basis, I think the Windstream Wholesale business is going to fit very nicely with our existing network.

There's a lot of overlap, as you would expect. And so I think we're going to be able to continue bringing that capital intensity down. But we're not going to change the investment philosophy there. It's going to continue as it currently is. And with Kinetic, as Drew mentioned and as we agree, I think the investment plan is continuing unaltered, other than we might be expanding it. We're certainly going to be expanding it for the expanded build, and we'll report more on that when it's more refined. But I think that's going to be an important focus over the next few years in particular. And then after that 3- or 4-year period, you'll start to see capital intensity come down there as well.

Bora Lee-Marks^ On the hyperscale demand that you're seeing, can you talk about if these are existing routes or new builds and touch on if it's being driven by AI to each end users or to connect data centers any sense that you might have there?

Kenneth A. Gunderman^ Yes, it's really all of the above, Bora. I mean we're seeing new builds. We're certainly seeing lease-up on existing infrastructure, whether it would be dark fiber or waves. As we've talked a little bit about on the new builds, the hyperscalers are good partners on helping get those bills built at economics that work for both parties. And that's a bit of what we talked about in our prepared remarks, some of what -- some of the couple of deals that happened in the first quarter were really new builds.

And we haven't done a lot of that on intercity routes in some time, but we're starting to do more of it driven by that demand and we do expect to see more of it going forward. And to your point about connecting data centers, that's really what it is. And it's one of the reasons we're excited about the Tier 2 and 3 routes that we have on this unique network on a combined basis with Windstream Wholesale because I think a lot of these data centers are being put in unique markets and part of that is driven by the need to get to less burden parts of the grid, frankly, from a power point of view.

And so I think there's going to be a lot more opportunity for us connecting those data centers, connecting unique Tier 2 and 3 routes, and that's particularly true on a combined basis.

Bora Lee-Marks^ Great. One last one, if I could. Can you remind us what approvals you would need? And if there are particular jurisdictions that may be the long pole in the tent, I'm thinking maybe particular states?

Kenneth A. Gunderman^ Yes. I think we said, Bora to expect closing in the second half of 2025. We're going to need federal and state PUC approvals. We have a point of view on who the long pole might be. We'll reserve calling that out, particularly some of the states, in particular. But I think we'll leave it at just targeting that second half of 2025 from a closing point of view.

Operator^ And our last question comes from Jeff Harlib with Barclays.

Jeffrey Alan Harlib^ Congratulations on the merger. So I'm just wondering, you've talked about the ABS financing at Uniti and potentially at Kinetic. When you think about down the road as you fund your increased fiber build, I think you previously was talking Windstream's CapEx would come down, and clearly, there's going to be more funding for additional passing.

Do you see that coming potentially from these ABS transactions? Or do you see yourselves putting in additional credit facilities to fund this CapEx as well as for additional liquidity for the combined company?

Paul Bullington^ Jeff, this is Paul. I'll start with that and Kenny can certainly jump in and add if he'd like to. I think part of the piece of this deal, especially with the $300 million commitment that we talked about, this is a fully funded plan, and we've sized the balance sheet and liquidity appropriately to fully fund the plan.

Kenny talked about sort of the timing of additional households. So as the current Kinetic build plan winds down around 2027, the free cash flow profile of the business would allow us to begin investing in incremental homes up towards that $1 million -- sorry, the 1 million household number that Kenny and Drew talked about earlier. So I think there's an opportunity to fund that increased build out of cash flow going forward, if we sequence it in that way. If we wanted to accelerate it, I think there's ample opportunity for us to find the financing to do so.

But we're going to evaluate that and we'll do so if it's prudent and value accretive for the company. So I think it just depends on sort of the approach that we take there. BEAD is going to figure into certainly into our plans going forward with how we build out that network and the timing of it as well. So I think there's more to do there to determine the right timing and the right level of investment, but there's ample opportunity to invest above the existing plan with the free cash flow of the business.

Jeffrey Alan Harlib^ Got it. Okay. And with the Kinetic, potential Kinetic ABS financing happening potentially earlier than that?

Paul Bullington^ Yes. I think that's something we're going to evaluate. I don't think we're quite ready to comment on timing of that. But I definitely think it's like we said before, an opportunity that could allow us to potentially accelerate some of those builds.

Operator^ I would now like to turn the call back over to Kenny for closing remarks.

Kenneth A. Gunderman^ Thank you. Thank you again for joining us on today's call. As you heard this morning, we're very excited about this combination, which we believe will deliver significant value for shareholders as well as for employees, customers and on a broader scale, our communities. I look forward to providing you with additional updates in the coming months. Thank you for joining.

Operator^ This concludes today's conference call. Thank you for your participation. You may now disconnect.

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